EXHIBIT 99.1

BrainsWay Reports Expansion of Adolescent Depression Coverage Applicable to Deep TMS™

Optum Behavioral Health, a Health Services Company with Over 48 Million Covered Lives, Joins Growing List of Insurers Now Covering Deep TMS Depression Therapy for Adolescents Aged 15 and Older

BURLINGTON, Mass. and JERUSALEM, Dec. 22, 2025 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive brain stimulation technologies, today announced that Optum Behavioral Health, a leading health services company with over 48 million covered lives through its network of professionals and a part of UnitedHealth Group, has expanded its medical policy applicable to Deep TMS™ therapy to include coverage for adolescents aged 15 and older with a confirmed diagnosis of major depressive disorder (MDD).

“Optum’s policy expansion marks an important step forward in expanding access to a more effective, clinically proven, and non-drug treatment option for young people affected by MDD,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Deep TMS has already changed the trajectory of care for adults facing depression, and extending access to younger patients reflects a shared commitment to early intervention, innovation, and meaningful clinical impact.”

“Optum’s decision to expand its coverage brings it in line with several other leading insurers that already cover Deep TMS for adolescents with MDD, including Evernorth Health Services, CVS/Aetna, Medi-Cal, PacificSource Health Plans, TRICARE, and several Blue Cross and Blue Shield companies, including Health Care Service Corporation, Highmark, Regence, Florida Blue, Blue Cross Blue Shield of Michigan and Blue Cross Blue Shield of North Carolina, among others. These payers, in the aggregate, cover approximately 180 million lives. We believe this decision reflects a growing recognition of Deep TMS as an essential component of modern mental health care,” concluded Mr. Levy.

An estimated 5 million adolescents aged 15–21 in the United States experience major depression, representing a significant and growing public health challenge. For these young individuals, depression can disrupt critical developmental milestones, affecting academic achievement, family relationships, social functioning and emotional growth during formative years. Treatment options for MDD remain limited, particularly for adolescents who cannot tolerate or do not respond to medication. Those who fail to achieve relief with first-generation treatments face prolonged suffering, higher healthcare costs, and a higher risk of comorbid conditions, such as substance abuse and suicide. Together, these challenges highlight what has historically been a critical gap in access to effective, well-tolerated treatment options for this vulnerable population.

BrainsWay’s Deep TMS is FDA cleared as an adjunct therapy for adolescent patients with depression based on clinical evidence demonstrating meaningful response and remission rates, providing renewed hope at a pivotal stage of life. BrainsWay continues to lead the field with its proprietary H-coil technology, robust clinical research, and ongoing collaboration with providers and policymakers to expand access to advanced neurostimulation therapies.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies – especially preliminary data which remains subject to peer-review – do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com